Exhibit 11.1

THOUSAND TRAILS, INC.
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Dollars and common shares in thousands)

	Nine Months Ended	Nine Months Ended
	March 31, 2003	March 31, 2002

BASIC:
Weighted average number of common shares outstanding	6,946	8,129

Net income allocable to common shareholders	$7,033	$6,029

Net income per common share — basic	$1.01	$0.74

DILUTED:
Weighted average number of common shares outstanding	6,946	8,129
Weighted average common stock equivalents -
Dilutive options	704	509

Weighted average number of common shares outstanding	7,650	8,638

Net income allocable to common shareholders	$7,033	$6,029

Net income per common share — diluted	$0.92	$0.70